GERA - Description of Calculation of Performance Data

Average Annual Total Return T is such that:

P(1+T)/n/ = ERV

Where:
P   = hypothetical initial payment of $1000
T   = average annual total return
n   = number of years over which the return is calculated
ERV = ending redeemable value of the payment P made at the beginning of the period


For each period shown, we assume that the payment P is made at the beginning of that period and is reduced by rider charges and one $10 billing fee. We assume that the net amount of $793.20 is used to purchase Accumulation Units on that date, based on the value of the Accumulation Unit on that date. At the end of the period, the ERV is the number of initial units purchased multiplied by the value of the Accumulation Unit at the end of the period, less surrender charges.